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September 16, 2019

URGENT

Re: Wells Fargo Asia Pacific Fund investment

Dear Shareholder,

We have attempted to contact you regarding an important matter pertaining to your investment in the Wells Fargo Asia Pacific Fund.

Please call Broadridge Financial Solutions immediately at 1-855-643-7305, Monday through Friday between 9 a.m. and 10 p.m. ET.

BroadridgeFinancial Solutions has been engaged by Wells Fargo Asset Management to contact you.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

Sincerely,

/s/ Andrew Owen

Andrew Owen

President

Wells Fargo Funds

Wells Fargo Asset Management (WFAM) is the trade name for certain investment advisory/management firms owned by Wells Fargo & Company. These firms include but are not limited to Wells Capital Management Incorporated and Wells Fargo Funds Management, LLC. Certain products managed by WFAM entities are distributed by Wells Fargo Funds Distributor, LLC (a broker-dealer and Member FINRA).

This material is for general informational and educational purposes only and is NOT intended to provide investment advice or a recommendation of any kind—including a recommendation for any specific investment, strategy, or plan. 406234 09-19

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE